June 6, 2008

Ms. Janice McGuirk
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

RE:	SuperDirectories, Inc.
Form 10, Amendment No. 9
File No. 0-51533

Dear Ms. McGuirk:

           In response to your letter of April 3, 2008, we submit herewith our response to your comments and description of amendments. Pages and item references are to Amendment No. 9 filed herewith.

Competitive Situation, page 6

1.	As previously requested, clearly disclose that a potential limitation on SuperDirectories’ information is that a higher level of specificity in the search term is necessary

We have previously disclosed that there was a potential limitation on our information because we necessarily require a higher level of specificity in the search term. Competitive Situation, page 6. However, we further disclose that we have made revisions to our programming to address the specificity question.

Risk Factors, page 14

2.
We reissue comment five from our letter dated February 4, 2008. Revise the last risk factor on page 14 to provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problem with the rescission offer.

We have replaced paragraphs 2 and 3 of last risk factor on page 14 with the following:

During the course of the preparation of the original filing of this registration statement, a concern was orally expressed that the documentation supporting the Regulation S exemption was potentially insufficient. Although there was no written legal opinion or finding to that effect, we determined to offer to repurchase the shares, and an offer was made to all non-United States persons. A written rescission offer was sent by first class mail on October 15, 2005 and by a written offer hand delivered at a shareholder meeting in Montreal on October 16, 2005. There have been no further contacts in this regard. However, there could be a second potential claim based on the fact that the rescission offer was not properly made and did not qualify for a Regulation S exemption. The rescission offer itself could create a violation of Section 5 of the Securities Act; and, if Regulation S were not available or properly implemented, it could give rise to a second potential violation claim of issuing stock without registration or a proper exemption. This would create the same prospects of liability discussed above. No shareholder has accepted the offer.

Plan of Operations, Page 16

3.	Please add a clear statement to address what the company would or will do in the event it cannot raise sufficient funds for the national marketing plan.

Amendment 8 at page 18 states that the national marketing plan is not included in our Plan of Operations for the next 12 months. This remains in Amendment 9, and we add that it is not vital to our operation. We will implement it only when we do have sufficient funds. We do not plan any other business operations.

4.
We reissue comment 10 from our letter dated February 4, 2008. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We continue to note that your website indicates that you plan to engage in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

We disclose that referral business is not yet in our plan of operations. It will be when we have determined time frames, fees and other details.

Item 4. Recent Sales of Unregistered Securities, page 38

5.
We partially reissue comment 13 from our letter dated February 4, 2008. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

We are adding the following after the first full paragraph on page 37:

The rescission offer was meant to cure any insufficiencies in supporting documentation by offering the shareholders the option to (1) return their shares or (2) provide restated documentation supporting the proper use of Regulation S and retain their shares. As noted above, it was conducted by both a first class mailing and hand delivered at a shareholders’ meeting. If the original documentation were insufficient it is our opinion that the additional information provided by the purchasers cured any defect. It is our further opinion there was no impact on later use of Regulation S as any defects have been cured. No shareholders accepted the offer.

6.	For the most recent sales of unregistered securities shown on pages 38 and 39, please provide the number of purchasers/offerings for each transaction as provided on pages 34 and 35.

We have included a table reflecting the number of purchasers/offerings – pages 38 and 39.

General

7.	Please amend your Form 10-KSB for the year ended September 30, 2007 to comply with the above comments, as applicable.

We will amend Form 10-KSB for the year ended September 30, 2007 as applicable.

Very truly yours,

GRIFFITH, McCAGUE & WALLACE, P.C.

Charles B. Jarrett, Jr.

CBJ/hma